Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMN Healthcare Services, Inc.:

We consent to incorporation by reference in the registration statements (No. 333-73482, No. 333-117695, No. 333-133227, No. 333-133305, No. 333-142187, No. 333-158523, and No. 333-161184) on Form S-8 and in the registration statement (No. 333-171309) on Form S-3 of AMN Healthcare Services, Inc. (the Company) of our reports dated March 10, 2011, with respect to the consolidated balance sheets of the Company and subsidiaries, as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule of valuation and qualifying accounts, and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 Annual Report on Form 10-K of AMN Healthcare Services, Inc. Our report over the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 includes an explanatory paragraph stating that management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, the internal control over financial reporting of NF Investors, Inc., (Nursefinders), the parent company of Medfinders, Inc., associated with total net assets of approximately $52.1 million as of December 31, 2010 and total revenues of approximately $84.5 million for the year ended December 31, 2010. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Nursefinders.

/s/ KPMG LLP

San Diego, California

March 10, 2011